CAESARS ENTERTAINMENT CORPORATION

One Caesars Palace Drive

Las Vegas, Nevada 89109

June 21, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Rahul Patel, Staff Attorney

Mr. Tom Kluck, Legal Branch Chief

Re:	Caesars Entertainment Corporation

Registration Statement on Form S-4 (File No. 333-216636)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Caesars Entertainment Corporation (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-216636) (the “Registration Statement”), so that such Registration Statement will be declared effective at 8:00 a.m. Eastern Daylight Time on June 23, 2017, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with Scott Wiegand, Senior Vice President, Deputy General Counsel & Corporate Secretary of the Registrant at (702) 407-6061 or Michael Cohen, Senior Vice President, Corporate Development, General Counsel and Corporate Secretary of Caesars Acquisition Company at (702) 407-6029.

Thank you for your assistance with this matter. If you have any questions regarding the foregoing, please do not hesitate to contact Monica Thurmond of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3055 or Raymond Lin of Latham & Watkins LLP at (212) 906-1369.

Very truly yours,

CAESARS ENTERTAINMENT CORPORATION

By:	/s/ Renee Becker

Name: Renee Becker, Esq. Title: Chief Counsel - Corporate & Securities, Assistant Secretary

cc:	Timothy R. Donovan, Esq., Caesars Entertainment Corporation

Scott E. Wiegand, Esq., Caesars Entertainment Corporation

Michael D. Cohen, Esq., Caesars Acquisition Company

Monica Thurmond, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP

Raymond Lin, Esq., Latham & Watkins LLP